Consent for Use in Offering Circular

We consent to the use in the offering circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor's Report dated October 12, 2016 relating to the balance sheets of Raven Fund 1, LLC, and the related statement of income, changes in member's equity, and cash flows for the period then ended, and the related notes to the financial statements.

/s/ Jason Tyra
Jason M. Tyra, CPA, PLLC
Dallas, TX
October 12, 2016